January 12, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn: Sebastian Gomez Abero

Re:	China Pharma Holdings, Inc.
File No.333-164049
Registration Statement on Form S-3
Filed December 28, 2009

Dear Mr. Sebastian Gomez Abero,

On behalf of China Pharma Holdings, Inc., a Delaware corporation (the “Company”), we have been authorized by the Company to present the following responses to your letter dated January 7, 2010 (the “Comment Letter”), relating to the Company’s Form S-3 filed on December 28, 2009 (the “Form S-3”).

Your comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

FORM S-3
General

1.

It appears that the market value of the voting and non-voting common equity held by your non-affiliate stockholders is less than $75 million. If that is the case, please confirm whether you are filing this registration statement pursuant to Instruction I.B.6 of Form S-3. Otherwise, please provide us with an analysis supporting your conclusion that you meet the $75 million public float requirement to use Form S-3.

Pursuant to Instruction I.B.1 of Form S-3, the aggregate market value of the voting an non-voting common equity held by non-affiliates of the registrant is computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market of such common equity as of a date within 60 days prior to the date of filing. The Company’s public float reached $75,512,529.12 on December 28, 2009 and it filed the registration statement on Form S-3 after the stock market closed on that date. We believe the Company meets the $75 million public float requirement to use Form S-3 under Instruction I.B.1 of Form S-3. The conclusion is supported by the following data and calculation:

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Total Outstanding Shares of Common Stock

On December 28, 2009, there were 42,308,350 shares of common stock of the Company outstanding.

Stock Held by Affiliate

Listed below is the beneficial ownership of the securities of each officer, director and holder of 10 percent or more (including shares under the common control of any natural or non-natural persons acting as a “group” as defined by the United States federal securities laws), including members of the immediate family and any affiliate or associate of any of the foregoing persons on December 28, 2009:

Name	Relationship to Company	Amount of Holdings
Heung Mei Tsui	Director	10,812,651
Zhilin Li	Director, President and CEO	10,000,000
Frank Waung	CFO	2,500
Jian Yang	Secretary	2,278,815
Total		23,093,966

Stock Held by Non-affiliate

42,308,350 - 23,093,966 = 19,214,384 shares

Stock Price

On December 28, 2009, the close price of the common stock of the Company trading on NYSE AMEX was $3.93.

Aggregate Market Value of Public Float

19,214,384 * $3.93 = $75,512,529.12

If you have further requirements or questions, please do not hesitate to contact the undersigned at (1408) 947-1960 or by facsimile at (0086-10) 58785566.

Very truly yours,

KING AND WOOD, LLP

By: /s/ Charles Law
Charles Law

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